FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2020

SECURITIES REGISTERED*

(As of close of fiscal year)

Titles of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

KHAWAR NASIM

Canadian Consulate General

466 Lexington Ave

New York, New York 10017

Copies to:

ROBERT E. BUCKHOLZ CATHERINE M. CLARKIN Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	RICHARD GROEN Deputy Minister of Finance Province of Manitoba Department of Finance Room 109, Legislative Building 450 Broadway Winnipeg, Manitoba Canada R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2020 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated as of October 14, 2021, relating to the Province’s 1.500% Global Debentures Series HB due October 25, 2028 (the “Debentures”);

Exhibit 99.2	Fiscal Agency Agreement, dated as of October 25, 2021, relating to the Debentures;

Exhibit 99.3	Form of Debenture;

Exhibit 99.4	Opinion of a Crown Counsel of the Department of Justice of the Province (including an Order-in-Council attached as an annex thereto); and

Exhibit 99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on October 25, 2021.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle

EXHIBIT INDEX

Exhibit Number	Description
99.1	Underwriting Agreement, dated as of October 14, 2021, relating to the Province’s 1.500% Global Debentures Series HB due October 25, 2028 (the “Debentures”)

99.2	Fiscal Agency Agreement, dated as of October 25, 2021, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including an Order-in-Council attached as an annex thereto)

99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures